Mail Stop 3561

June 9, 2009

<u>via U.S. mail and facsimile</u>

Yusuke Matsuo, Chief Executive Officer
4301 Inc.
19800 MacArthur Blvd.
Irvine, CA 92612

RE: 4301 Inc.
        Form 10-K for Fiscal Year Ended January 31, 2009 and Filed March 13,
            2009
        Form 10-Q for the Period Ended March 31, 2009 and Filed May 11, 2009
        File No.: 0-51877

Dear Mr. Matsuo:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended January 31, 2009</u>

<u>Cover Page</u>

1. Your cover page is inconsistent with the cover page of Form 10-Q for the period
    ended March 31, 2009 with regard to whether or not you are a shell company.
    Your disclosure in the Form 10-K under Part I, Item 1, "Description of

Business" on pages 1 and 2 indicates that you are a shell company, but the cover page states otherwise. Please revise the Form 10-K, as appropriate.

Item 8A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 5

2. Please revise to disclose management's conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this annual report (i.e. December 31, 2008, not 2007). Refer to Item 307 of Regulation S-K.

Changes in Internal Controls, page 5

3. Please revise to disclose any changes in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

4. It appears that the report issued by your independent public accounting firm is not signed. Please amend to provide a compliant audit report in accordance with Item 3-02 of Regulation S-T.

5. We note that reference is made to "355, Inc." in the third paragraph of the report issued by your independent public accounting firm. Please tell us about the purpose of the reference to 355, Inc. in this paragraph of the audit report or advise your independent accountant to revise their report.

Part III. Item 9. Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act, page 6

6. Disclose prior blank check experience involving any officer, and any director, of the Company.   Describe in column format the name of each company. Include the date of registration and file numbers with the Commission, and the current status of the company`s filings.

Exhibit 31 – Section 302 Certification

7. Please revise your Section 302 certification as it does not comply with Item 601(31) of Regulation S-K in the following respects:
   - Reference should be made to "the registrant" rather than "the smaller reporting company" throughout the certification
   - The certification is not appropriately dated
   - Separate certifications from your principal executive officer and principal financial officer must be provided regardless of whether or not the same individual serves in both capacities.

Exhibit 32 – Section 906 Certification

8. We note that the certification provided as Exhibit 32 is not appropriately dated. Please amend your filing to provide a currently dated Section 906 certification.

Signatures

9. In addition to the current signatures, it is necessary that the controller or principal accounting officer, or person(s) performing similar functions, sign the amended Form 10-K and designate that he/she is signing in that capacity. See Form 10-K, General Instruction D(2)(a).

Form 10-Q for Fiscal Quarter Ended March 31, 2009

General

10. Please amend your Form 10-Q, as necessary, to reflect changes resulting from our comments. Specifically, please note the comments above related to the date of management's conclusion on the effectiveness of your disclosure controls and procedures and your Section 302 certifications.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ethan Horowitz (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services